VIA FEDEX AND EDGAR

December 2, 2008

Ms. Mellissa Campbell Duru

Attorney Advisor, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-0303

Re:	Quest Software, Inc.
Schedule TO-I
Filed November 7, 2008
File No. 05-58377

Dear Ms. Duru:

Enclosed for electronic filing via EDGAR is Amendment No. 1 (“Amendment No. 1”) to the Company’s Schedule TO-I (the “Schedule TO”) originally filed by Quest Software, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 7, 2008.

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 19, 2008 with respect to the Schedule TO (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Schedule TO

Item 10.	Financial Statements

1.	Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the company is material. In this regard, we note that if fully subscribed, you could be repurchasing more than 9.1% of the company’s shares outstanding in the offer.

The Company acknowledges the Staff’s comments and respectfully submits that in determining the materiality of the information required by Item 1010(a) and (b) of Regulation M-A, the Company relied on Instruction 2 to Item 10 of Schedule TO, which states that financial statements are not considered material when the consideration offered consists solely of cash, the offer is not subject to any financing condition and the offeror is a public reporting company

1.

under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Pursuant to an oral conversation between the Company’s outside counsel and the Staff regarding this comment, the Company understands that notwithstanding Instruction 2 to Item 10 of Schedule TO, the Staff requires the Company to assess the materiality of the tender offer’s effect on the Company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges and book value per share. Based on this additional assessment, the Company has amended Section 16, Financial Information, of the Offer to Purchase for Cash dated November 7, 2008 (the “Offer to Purchase”) to include the pro forma financial statements required by Item 1010(b) of Regulation M-A and has amended Item 10(b) of the Schedule TO to incorporate by reference Section 16, Financial Information, of the Offer to Purchase.

Offer to Purchase

Summary Term Sheet, page 2

2.	Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1004(a)(1)(xi) of Regulation M-A.

As requested by the Staff, the Company has amended the section of the Offer to Purchase entitled Summary Term Sheet and Section 2, Background and Purpose of the Tender Offer, of the Offer to Purchase to include a description of the accounting treatment of the tender offer.

Number of Shares; Proration, page 7

3.	The disclosure on page 7 indicates that the company will extend the offer if there is a decrease in the number of shares that it seeks. We note condition (j) on page 20. Please clarify, if true, that the company could reduce the number of shares it seeks to purchase in order to avoid triggering condition (j).

As requested by the Staff, the Company has amended Section 1, Number of Shares; Proration, of the Offer to Purchase to clarify that the Company could reduce the number of shares it seeks to purchase in order to avoid triggering the condition in paragraph (j) of Section 7, Certain Conditions of the Tender Offer, of the Offer to Purchase.

Certain Conditions of the Tender Offer, page 19

4.	We refer you to paragraphs (i) and (j) which condition the offer on a determination being made by Quest that there is a reasonable likelihood that (a) consummation of the offer would not result in the delisting of the common stock from the NASDAQ Global Select Market or (b) Quest would not be able to purchase the number of shares it intends to purchase in the tender offer in compliance with legal restrictions on its ability to complete distributions to shareholders imposed by California law. Revise your disclosure to provide clarification of how and when such determinations will be made.

As requested by the Staff, the Company has amended Section 7, Certain Conditions of the Tender Offer, of the Offer to Purchase to clarify how and when the determinations referred to in paragraphs (i) and (j) of the same section will be made by the Company.

2.

5.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company acknowledges that if the Company decides to proceed with the tender offer despite a condition to the tender offer being triggered, it constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the tender offer, the Company further acknowledges that it may be required to extend the tender offer and recirculate new disclosure regarding the tender offer to the Company’s stockholders. Additionally, the Company acknowledges that it may not fail to assert a triggered tender offer condition and effectively waive it without officially doing so. Accordingly, the Company supplementally confirms its understanding of the matters addressed in the Staff’s comment.

Source and Amount of Funds, page 22

6.	Consistent with the requirements of Item 1007(b) of Regulation M-A, please disclose whether there are alternate financing plans if the primary plans fall through and if not, so state.

As requested by the Staff, the Company has amended Section 9, Source and Amount of Funds, of the Offer to Purchase to disclose that the Company does not have alternative financing plans.

Certain U.S. Federal Income Tax Consequences, page 38

7.	Investors are entitled to rely on this discussion. Accordingly, please delete the statement that the discussion “is general in nature” and does not discuss all aspects that may be relevant to a particular shareholder.

The Company has amended Section 13, Certain U.S. Federal Income Tax Consequences, of the Offer to Purchase to delete the statement referred to in the Staff’s comment.

*    *    *

3.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Schedule TO and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (949) 754-8023.

QUEST SOFTWARE, INC.

/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel

Cc:	Dan Duchovny, Special Counsel, Securities and Exchange Commission
Scott J. Davidson, Chief Financial Officer, Quest Software, Inc
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Jason L. Kent, Esq., Cooley Godward Kronish LLP

4.